UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Harmony Gold Mining Company Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(State or other jurisdiction of incorporation or organization))
100-31545
(Commission File Number)
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
(Address of principal executive offices)) (Zip Code)

Shela Mohatla, Group Company Secretary
Tel: +27 11 411 2359
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from July 1, 2023 to June 30, 2024.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2024.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01. Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 Exhibit
Not applicable
SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01. Resource Extraction Issuer Disclosure Report
Disclosure of payments by resource extraction issuers.
The payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.
SECTION 3 - EXHIBITS
Item 3.01. Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Resource Extraction Payment Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

By:	/s/ Boipelo Lekubo	01/20/2025
	Boipelo Lekubo	(date)
Financial Director